UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.
Press Release announcing that Cirrus Aircraft Inc. selected TAT Technologies Ltd. as Preferred Supplier for $10M of Heat Exchangers for Bleed Air Supply System and Ice Protection System onboard the new Cirrus Aircraft SF 50 Vision Jet.

ITEM 1

Cirrus Aircraft Inc. Selected TAT Technologies Ltd. as Preferred Supplier for $10M of
Heat Exchangers for Bleed Air Supply System and Ice Protection System Onboard
Cirrus Aircraft SF 50 Vision Jet

GEDERA, Israel (May 24, 2010)/ PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that Cirrus Aircraft Inc. (Cirrus) has issued a letter of intent designating TAT as the preferred supplier of heat exchangers for Bleed Air Supply System and Ice Protection System onboard the new Cirrus Aircraft SF 50 Vision Jet. The parties will now begin the formalization of a Supply Agreement as well as the next phase of integrating TAT’s Heat Exchangers into the Cirrus SF 50 Vision Jet systems. The program is estimated at $10M value over 10 years. Following the 10 years of production additional significant business volume may be generated by “after market” services to be provided by TAT.

TAT’s President and CEO, Dr. Shmuel Fledel, commented: “the notification by Cirrus demonstrates that TAT’s aggressive marketing efforts have resulted in enlarging its customer base as well as its leading position in the aviation industry and its advanced capabilities as Original Equipment Manufacturer for Heat Management Solutions. It is also demonstrates the reliability and trust between TAT and its customers. TAT is proud to partner with a new prestigious and leading customer such as Cirrus. This awards notification is aligned with TAT’s strategy to increase volume of new long-term programs with manufacturers of aviation systems and aircrafts.

Cirrus Aircraft

Cirrus is the world's leading innovator of single-engine, piston-powered aircraft. Cirrus design began in 1984 as a kit airplane design and manufacturing company in Baraboo, Wisconsin. Its first airplane, the VK-30, became an inspiration for developing technologically advanced production aircraft. For the last five years Cirrus SR22 has been the world's best selling airplane in its class. The new Cirrus SF50 is Cirrus’s new innovative aircraft.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics:

OEM of Heat Transfer products primarily includes the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

MRO services include the remanufacture, repair and overhaul of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA (Federal Aviation Administration ) certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 37% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger.  These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations.   Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations,  and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Dr. Avi Ortal CEO Limco Piedmont. Tel: 1-336-455-1785 avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

	By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer
Date: May 24, 2010